September 21, 2009

Mail Stop 3561

David Woo
Chief Executive Officer
Republik Media and Entertainment, Ltd.
5940 S. Rainbow Blvd
Las Vegas, NV 89118

RE: Republik Media and Entertainment. Ltd.
**   File No. 333-156254**
**   Form 8-K: Filed August 11, 2009**

Dear Mr. Woo:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                         Sincerely,

                                         Patrick Kuhn
                                         Staff Accountant